EXHIBIT 21.1


Astrata Europe Ltd, England

Astrata (Asia Pacific) Pte Ltd, Singapore

Astrata South Africa (Pty) Ltd, South Africa

Astrata (Singapore) Pte Ltd, Singapore

Astrata Malaysia Sdn Bhd, Malaysia

Astrata (B) Sdn Bhd, Brunei

Astrata Systems (Pty) Ltd, South Africa

Astrata GeoTrax Sdn Bhd, Malaysia

Barloworld Optron Technologies (Pty) Ltd, South Africa

Cadogan Investments Ltd, Turks & Caicos Islands

CyberPro Software Solutions (Pty) Ltd, South Africa